September 15, 2008

Mr. David Lyon
Senior Financial Analyst
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re: Farmers Capital Bank Corporation
Form 10-K for December 31, 2007
File Number 0-14412

Dear Mr. Lyon:

Farmers Capital Bank Corporation (the “Company”) is pleased to submit this response to comments received in your letter dated August 29, 2008, relating to the filing referenced above. The Company’s response to each comment is numbered to correspond to the like-numbered comment in your original request.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 30

Response to Comment 1
The Company acknowledges this comment and will, in future filings, include additional disclosure to bridge the gap between significant increases in nonperforming and impaired loans and increased delinquencies (if applicable) with an increase in the allowance for loans losses. A draft of proposed additional disclosure under the heading of “Asset Quality” will include, but not necessary be limited to, the following:

In general, the provision for loan losses and related allowance increases as the level of nonperforming and impaired loans, as a percentage of net loans outstanding, increases. However, collateral values supporting nonperforming and impaired loans have generally been sufficient to more than cover the Company’s loan principal balance exposures. The Company’s allowance for loan loss amount has heavily considered past loan loss experience to estimate current loan losses, but does consider current trends within the portfolio that may not be indicative of past charge-off levels. Adjustments are made to the allowance for loan losses as needed when such matters are identified. Net charge-offs during our three year look-back period have been relatively low, and weaknesses in the general economy, particularly a softer housing market combined with significant credit tightening throughout the financial services industry beginning in 2007 resulted in signs of stress primarily in the Company’s residential real estate development portion of its lending portfolio. As such, the Company increased its allowance amounts for real estate development loans in consideration of these current factors, even though historic charge-offs have not been significant.

For loans that are currently impaired, defined as loans in which the Company does not expect to receive full payment under the contractual terms, the Company expects to recover significantly all of the principal amounts outstanding based on collateral values. This has resulted in the amount of nonperforming and impaired loans that have increased at a faster rate than the related allowance. Impaired loans are measured at the present value of expected future cash flows, discounted at the loan’s effective interest rate, at the loan’s observable market price, or at the fair value of the collateral taking into consideration estimated costs to sell if the loan is collateral dependent. Collateral values are updated as warranted by periodically obtaining independent third party appraisals and monitoring sales activity of similar properties in our market area.

Financial Statements

Note 1 Summary of Significant Accounting Policies

Segment Information, page 51

Response to Comment 2
Statement of Financial Accounting Standards (“SFAS”) No. 131 defines an operating segment as a component of an enterprise:

a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components in the same enterprise),
b)	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and
c)	for which discrete financial information is available.

Operating segments meeting any of the following tests must report information separately:

a)	Its revenue, including both the external customers and inter-segment sales or transfers is 10% or more of the combined revenue, internal and external, of all operating segments.
b)
The absolute amount of its reported profit or loss is 10% or more of the greater, in the absolute amount of (1) the combined reported profit of all operating segments with a profit or (2) the combined loss of all operating segments with a loss.

c)	Its assets are 10% or more of the combined assets of all operating segments.

After considering the above, if the total of the external revenues is less than 75% of the consolidated revenues, additional operating segments must be identified for separate reporting until the operating segment disclosures include at least 75% of consolidated revenues.

Operating segments may be aggregated for reporting purposes if they have similar economic characteristics such that the long-term performance measures are expected to be comparable.  Criteria are as outlined below:

a)	economic characteristics
b)	nature of products and services
c)	nature of production processes
d)	type or class of customers for products and services
e)	methods used to distribute products and services
f)	if applicable, nature of the regulatory environment

While discrete financial information exists for each banking subsidiary, the criteria for aggregation have been met.

All seven of the Company’s banking subsidiaries serve similar demographic markets in the state of Kentucky.  In terms of geography, each of the Company’s subsidiary banks are no more than approximately 90 miles away from the Company’s corporate headquarters in Frankfort, Kentucky. The limited geographic region in which the Company operates results in similar economic risk among each of the bank subsidiaries.

Product offerings of the subsidiary banks are substantially similar in nature throughout the Company. Products are marketed to similar customers throughout the Company’s service area.  Production processes are nearly identical, as the Company has a centralized data processing center used by all affiliates.  Product and service delivery methods are the same, with each subsidiary maintaining branch locations and ATM networks and providing on-line banking options.  Lastly, all bank subsidiaries engage in retail and commercial banking, and are subject to oversight by the same banking regulators.

In the Company’s Management Discussion and Analysis, an aggregate evaluation of the banking segment is performed, not on a subsidiary by subsidiary basis.  As indicated in paragraph 17 of SFAS  No. 131, operating segments will often exhibit similar long-term financial performance if they have similar economic characteristics. Long-term operating results for each of our bank subsidiaries have also been very similar, as illustrated by the five year averages of key metrics below:

Subsidiary	5 year Average Yield on Earning Assets	5 year Average Cost of Funds	5 year Average Net Interest Margin
United Bank & Trust Co.	6.00%	2.71%	3.71%
The Lawrenceburg Bank and Trust Company	6.34	2.78	3.82
Farmers Bank & Capital Trust Co.	5.65	2.45	3.51
Citizens Bank of Jessamine County[1]	7.26	4.15	3.85
First Citizens Bank	5.82	2.69	3.54
Farmers Bank and Trust Company	5.86	2.85	3.34
Citizens Bank of Northern Kentucky, Inc. [2]	7.08	3.50	3.95
Kentucky Banking Centers, Inc.[3]	5.85	2.44	3.63

1Acquired on 10/1/2006
2Acquired on 12/6/2005
3Sold on 12/1/2006

The banking subsidiaries comprise 93% of the Company’s combined revenues, 92% of combined profit and 91% of combined total assets.  The Company’s subsidiaries other than its banks are not material on an individual or aggregate basis. The Company believes criteria for aggregation of our banking subsidiaries into one segment have been met.

The Company also considers our non-banking subsidiaries / lines of business (such as trust and insurance) to determine if they meet the definition of an operating segment and the 10% threshold measures as outlined above. None of these subsidiaries / lines of business that meet the definition of an operating segment met any of the 10% reporting thresholds. The Company continues to monitor these areas to ensure proper compliance with SFAS No. 131.

Additionally, after reviewing Note 1 on page 51, the Company concluded the paragraph labeled “Segment Information” could be clearer, and the Company intends to revise this paragraph as follows:

The Company provides a broad range of financial services to individuals, corporations, and others through its banking locations throughout Central and Northern Kentucky. These services primarily include the activities of lending and leasing, receiving deposits, providing cash management services, safe deposit box rental, and trust activities. While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis.   Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Item 9A. Controls and Procedures, page 77

Response to Comment 3
The Company acknowledges this comment and will, in future filings, include the statement required by Item 308(a)(4) of Regulation S-K regarding the report of the Company’s accounting firm. A draft of the proposed disclosure to be included under Item 9A is as follows:

Crowe Horwath LLP, independent registered public accounting firm that audited the Company’s consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. The audit report on the effectiveness of the Company’s internal control over financial reporting is combined with the audit report of the Company’s consolidated financial statements on page 43.

Item 15, Exhibits, Financial Statement Schedules, page 79

Response to Comment 4
The Company acknowledges that material contracts pursuant to Item 601(b)(10) of Regulation S-K are absent from previous filings. The Company proposes to include the following exhibit items in future filings in the following draft format:

Exhibit 10.1	Agreement and Plan of Merger, Dated July 1, 2005, as Amended, by and among Citizens Bancorp, Inc., Citizens Acquisition Subsidiary Corp, and Farmers Capital Bank Corporation

(Incorporated by reference to Appendix A of Registration Statement filed on Form S-4 on October 11, 2005).

Exhibit 10.2
Amended and Restated Plan of Merger of Citizens National Bancshares, Inc. with and into FCBC Acquisition Subsidiary, LLC (Incorporated by reference to Appendix A of Proxy Statement for Special Meeting of Shareholders of Citizens National Bancshares, Inc. and Prospectus in connection with an offer of up to 600,000 shares of its common stock of Farmers Capital Bank Corporation filed on Form 424B3 on August 7, 2006).

The Company proposes to submit the following contract as Exhibit 10.3 when filing its next Form 10-Q.

Exhibit 10.3	Stock Purchase Agreement Dated June 1, 2006 by and among Farmers Capital Bank Corporation, Kentucky Banking Centers, Inc. and Citizens First Corporation.

The Company has not entered into any reportable management contracts or compensatory plans. Adoption of the Company’s stock option plan, employee stock purchase plan, and retirement plan are exempt from filing requirements pursuant to S-K Item 601(b)(10)(iii)(C)4, i.e. all of these employee benefit plans are available to employees, officers and directors generally and which in operation provide for the same method of allocation of benefits between the management and non-management participants.

The three Delaware statutory trusts agreements are excludable under the exhibit filing requirements of S-K, Item 601(b)(4)(iii)(A). The long-term debt to the trusts, both individually and in the aggregate, constitute less than 10% of the Company’s total consolidated assets. The Company now realizes, however, that it should have disclosed that it would furnish a copy of these agreements to the SEC upon request.

The Company proposes to include the three trust agreements in its list of exhibits in future filings with a statement that it will furnish these agreements to the SEC upon request. Proposed draft disclosure to be included in the Company’s next Form 10-Q is as follows:

Exhibit 4.1
Junior Subordinated Indenture, dated as of July 21, 2005, between Farmers Capital Bank Corporation and Wilmington Trust Company, as Trustee, relating to unsecured junior subordinated deferrable interest notes that mature in 2035.*

Exhibit 4.2
Amended and Restated Trust Agreement, dated as of July 21, 2005, among Farmers Capital Bank Corporation, as Depositor, Wilmington Trust Company, as Property and Delaware Trustee, the Administrative Trustees (as named therein), and the Holders (as defined therein).*

Exhibit 4.3	Guarantee Agreement, dated as of July 21, 2005, between Farmers Capital Bank Corporation, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee.*

Exhibit 4.4
Junior Subordinated Indenture, dated as of July 26, 2005, between Farmers Capital Bank Corporation and Wilmington Trust Company, as Trustee, relating to unsecured junior subordinated deferrable interest notes that mature in 2035.*

Exhibit 4.5
Amended and Restated Trust Agreement, dated as of July 26, 2005, among Farmers Capital Bank Corporation, as Depositor, Wilmington Trust Company, as Property and Delaware Trustee, the Administrative Trustees (as named therein), and the Holders (as defined therein).*

Exhibit 4.6	Guarantee Agreement, dated as of July 26, 2005, between Farmers Capital Bank Corporation, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee.*

Exhibit 4.7
Indenture, dated as of August 14, 2007 between Farmers Capital Bank Corporation, as Issuer, and Wilmington Trust Company, as Trustee, relating to fixed/floating rate junior subordinated debt due 2037.*

Exhibit 4.8
Amended and Restated Declaration of Trust, dated as of August 14, 2007, by Farmers Capital Bank Corporation, as Sponsor, Wilmington Trust Company, as Delaware and Institutional Trustee, the Administrative Trustees (as named therein), and the Holders (as defined therein).*

Exhibit 4.9	Guarantee Agreement, dated as of August 14, 2007, between Farmers Capital Bank Corporation, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee.*

* Exhibit not included pursuant to Item 601(b)(4)(iii) and (v) of Regulation S-K. The Company will provide a copy of such exhibit to the Securities and Exchange Commission upon request.

Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-A for the Quarterly Period Ended June 30, 2008

Item 4. Controls and Procedures

Response to Comment 5
The Company acknowledges this comment and will, in future filings, include the disclosures called for by Item 308(c) of Regulation S-K. The Company proposes to re-write paragraph two under Item 4, Controls and Procedures, to read as follows in the event there are no changes to discuss:

The Company’s Chief Executive Officer and Chief Financial Officer have also concluded that there were no significant changes during the quarter ended [insert date] in the Company’s internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Definitive Proxy Statement on Schedule 14 A filed April 1, 2008

EDGAR tag

Response to Comment 6
The Company acknowledges this comment and has written to the Office of Information Technology of the Division of Corporation Finance requesting that the header tag on the Company’s April 1, 2008 definitive proxy statement be changed to DEF 14A from DEFN14A.

Process for Determining Compensation, page 13

Response to Comment 7
The Company acknowledges this comment and will in future filings include additional disclosures as requested by this Comment. A draft of our proposed disclosure that would appear on page 17 under the heading “Report of Compensation Committee” is as follows:

The Company’s peer group is composed of the 17 financial institutions with $1 billion to $4 billion in total assets participating in the 2007 annual Crowe Chizek Southeast Regional Financial Institutions Compensation Survey.

Outstanding Equity Awards….page 15

Response to Comment 8
The Company acknowledges that the tabular disclosure required by Item 201(d) of Regulation S-K is absent from the definitive proxy statement filed on April 1, 2008. Following is the required information:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	62,621	$32.66	14,600
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	62,621	$32.66	14,600

Transactions with Related Persons, page 18

Response to Comment 9
The Company acknowledges this comment and will, in future filings, incorporate by reference to certain footnote disclosures of the Company’s audited consolidated financial statements. A draft of our proposed disclosure that would appear after the first (and only) paragraph on page 18 under the heading “Transactions with Related Persons” is as follows:

Additional information concerning transactions with related persons is hereby incorporated by reference to Note 4 on page 60 and Note 7 on page 61 of the Company’s December 31, 2007 audited consolidated financial statements filed on Form 10-K.

Response to Comment 10
The Company acknowledges this comment and will, in future filings, include the complete representation required by Instruction 4(c)(ii) to Item 404(a). A draft of the proposed disclosure, including a re-write of the entire paragraph on page 18 under the heading “Transactions with Related Persons” is as follows:

Our bank subsidiaries have had and expect in the future to have banking transactions in the ordinary course of business with our directors and executive officers and their affiliates. All loans to and deposits from such persons or their affiliates have been on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others not related to the lender, and have not involved more than the normal risk of collectability or other unfavorable features.

Response to Comment 11
The Company acknowledges this comment and will, in future filings, include the disclosure required by Item 404(b) of Regulation S-K regarding the review of related party transactions. A draft of the proposed disclosure to be included in a separate paragraph on page 18 under the heading “Transactions with Related Persons” is as follows:

Approval Policies for Transactions with Related Persons.  Our policies and procedures with respect to related party transactions are set forth in our Code of Ethics and our Audit Committee Charter.

Our employees, officers, and directors may participate in a purchase, sale or lease transaction involving either real or personal property which would be owned, leased, rented or financed by one of our subsidiaries only with the prior consent of our CEO if such transaction complies with provision of the law dealing with insiders (Regulation O), and the transaction does not involve terms which are more favorable than those offered to any person not associated with us or our subsidiaries.

Any transaction between our, and our subsidiaries’, employees, officers, or directors and us or one of our subsidiaries must always be conducted under terms that are not any more favorable than those accorded customers with similar transactions who do not have any inside relationship with the organization. However, loan discounts and waivers of loan and other service fees may be accepted by employees where such discounts and waivers are given to all similarly situated employees and the transaction is pursuant to an established practice, which has been approved by the Board of Directors of that institution. All transactions of this type must also be in compliance with the provisions of Federal Reserve Regulation O (12 CFR 215), which defines the type of transactions allowed between banks and their officers, directors and principal shareholders, and establishes strict guidelines for these dealings.

None of our, or our subsidiaries’, employees, officers, or directors and/or their immediate family may be a regular supplier to, or purchaser from, the organization for goods and services without the prior consent of our CEO.

Loans to, deposits from, and payments for services from related persons are coded accordingly on the appropriate data processing systems. The Company’s internal audit group monitors these activities on a quarterly basis and reports the findings to the Audit Committee as stipulated within the charter of the Audit Committee of the Board of Directors.

Whenever one of our, or one of our subsidiaries’, executive officers or directors becomes involved in a potential conflict of interest or gives an appearance of a conflict of interest between the individual's self interest and his duty to us (each a “Related Party Transaction”) that is not described above, then disclosure and permission or a wavier must be obtained from our Board of Directors.  If a director of our Board is involved in a

Related Party Transaction, then he or she must recuse himself/herself from any discussion or decision regarding the Related Party Transaction.

In response to the comments contained herein, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need any additional information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Doug Carpenter
Doug Carpenter
Senior Vice President, Secretary, and
Chief Financial Officer

202 West Main Street
P.O. Box 309
Frankfort, KY 40602-0309
dcarpenter@farmerscapital.com
phone: 502-227-1686
fax:     502-227-1692